UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Aimmune Therapeutics, Inc.

(Name of Subject Company (Issuer))

SPN MergerSub, Inc.

(Offeror)

A Wholly-Owned Subsidiary of

Société des Produits Nestlé S.A.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

00900T107

(CUSIP Number of Class of Securities)

Avenue Nestlé, 55

1800 Vevey

Switzerland

Attention: General Counsel

Phone: +41 21 924 1111

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David A. Carpenter, Esq.

Mayer Brown LLP

1221 Avenue of the Americas

New York, New York 10020

Phone: (212) 506-2195

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,990,773,406.50	$258,402.39

*

Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated by multiplying (i) the sum of (a) 53,029,491, which is the difference between 65,766,796, the number of shares of common stock, par value $0.0001 per share, of Aimmune Therapeutics, Inc. (“Aimmune” and, such common stock, the “Aimmune Common Stock”) outstanding, and 12,737,305, which is the sum of 12,727,113, the number of shares of Aimmune Common Stock held by Société des Produits Nestlé S.A. (“Nestlé”) and 10,192, the number of shares of Aimmune Common Stock held by Greg Behar, (b) 314,549 shares subject to restricted stock units that will vest on or prior to October 9, 2020, (c) 4,268,896 shares of Aimmune Common Stock subject to outstanding stock options exercisable on or prior to October 9, 2020, and (d) 90,641 shares of Aimmune Common Stock estimated to be subject to issuance pursuant to Aimmune’s 2015 Employee Stock Purchase Plan, by (ii) $34.50, the offer price per share of Aimmune Common Stock. The foregoing figures are based on information provided by Aimmune as of September 10, 2020 (other than the number of shares held by Nestlé, which was determined by Nestlé).

**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory No. 1 for Fiscal Year 2020, by multiplying the Transaction Valuation by 0.0001298.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $258,402.39	Filing Party: Société des Produits Nestlé S.A.
Form of Registration No.: Schedule TO	Date Filed: September 14, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the Securities and Exchange Commission on September 14, 2020 (together with any amendments or supplements thereto, the “Schedule TO”) with respect to the offer by SPN MergerSub, Inc., a Delaware corporation and a wholly-owned subsidiary of Société des Produits Nestlé S.A., a société anonyme organized under the laws of Switzerland (“Nestlé”), to purchase all of the outstanding shares of common stock, par value $0.0001 per share, of Aimmune Therapeutics, Inc., a Delaware corporation (“Aimmune”), owned by the stockholders of Aimmune other than Nestlé and its affiliates, at a price of $34.50 per Share, net to the seller thereof in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 14, 2020 (the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO and the Offer to Purchase remains unchanged and is incorporated herein by reference to the extent relevant to the matters set forth in this Amendment. Capitalized terms used but not defined in this Amendment have the meanings given to them in the Offer to Purchase.

Item 1.	Summary Term Sheet.

The sentence in the first bullet on page 1 under the section entitled “Summary Term Sheet,” of the Offer to Purchase is supplemented to include the following sentence immediately following such sentence:

“For clarity, the term “Unaffiliated Stockholders” when used anywhere in the Offer to Purchase or the cover letter to the Offer to Purchase includes all stockholders of Aimmune other than (i) Nestlé, (ii) any entity controlled by, controlling or under common control with Nestlé and (iii) Greg Behar.”

Item 1 of the Schedule TO and the information set forth in the Offer to Purchase under “Summary Term Sheet – Recent Aimmune Trading Prices; Subsequent Trading” is hereby amended and supplemented by adding the following as a new bullet point immediately following the third bullet point on page 6

•

“The high and low prices per Share on Nasdaq as reported by published financial sources during the first quarter of the year ending December 31, 2020 were $37.00 and $10.09, respectively, and during the second quarter of the year ending December 31, 2020 were $19.64 and $13.12, respectively.”

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Item 5 of the Schedule TO and the information set forth in the Offer to Purchase under “Special Factors—Section 1. Background” is hereby amended and supplemented by:

•	adding the following new paragraph immediately after the first paragraph set forth on page 13:

“On January 31, 2020, Aimmune announced that the U.S. Food and Drug Administration (the “FDA”) approved PALFORZIA® for treatment of patients with peanut allergy.”

•	deleting the second sentence of the third to last paragraph set forth on page 13 and replacing it with the following:

“Representatives of Nestlé Health Science discussed recent developments in Aimmune’s business (including the recent FDA approval for PALFORZIA®, the process Aimmune was engaged in regarding a potential licensing or other strategic transaction relating to the rights to commercialize PALFORZIA® in Europe and the support Aimmune had gained from major U.S. health insurers). In particular, representatives of Nestlé Health Science discussed with the board of directors of Nestlé S.A. that in the event Aimmune were to license the rights to commercialize PALFORZIA® in Europe to a third party, the rationale for maintaining its current investment in Aimmune would be less compelling. In addition, representatives of Nestlé Health Science indicated to the board of directors of Nestlé S.A. that the approval by the FDA of PALFORZIA® represented a significant regulatory development that warranted a re-assessment of Nestlé Health Science’s investment in Aimmune at that time.”

Item 6.	Purposes of the Transaction and Plans or Proposals.

Item 6 of the Schedule TO and the information set forth in the Offer to Purchase under “Special Factors—Section 2. Purpose of and Reasons for the Offer and the Merger; Plans for Aimmune after the Offer and the Merger” is hereby amended and supplemented by:

•	adding the following after the last sentence of the last paragraph set forth on page 17:

“Nestlé is pursuing the acquisition of Aimmune at this time in light of its view that in the event Aimmune were to license the rights to commercialize PALFORZIA® in Europe to a third party, the rationale for maintaining its current investment in Aimmune would not be compelling and its view that the approval by the FDA of PALFORZIA® represents a significant regulatory development that increases the likelihood that Aimmune’s key product will be commercially successful in the future.”

•	adding the following after the second paragraph set forth on page 18:

“The aggregate amount Nestlé expects will be required to repay all of the outstanding borrowings of Aimmune under such credit agreement is approximately $148 million.”

Item 11.	Additional Information.

The information set forth in the Offer to Purchase under the subsection titled “Litigation” in “The Tender Offer—Section 13. Certain Legal Matters” and in Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in such subsection of the Offer to Purchase, is amended and restated in its entirety as set forth below.

“Following the filing of the Schedule TO, purported stockholders of Aimmune filed seven lawsuits challenging the Offer and the Merger. On September 21, 2020, a putative class action lawsuit was filed in the United States District Court for the Northern District of California, captioned Shah v. Aimmune Therapeutics, Inc., et al., Case No. 5:20-cv-06609 (the “Shah Complaint”). On September 23, 2020, a lawsuit was filed in the United States District Court for the Eastern District of New York, captioned Davis v. Aimmune Therapeutics, Inc., et al., Case No. 1:20-cv-04518 (the “Davis Complaint”). On September 24, 2020, a lawsuit was filed in the United States District Court for the Southern District of New York, captioned Fenton v. Aimmune Therapeutics, Inc., et al., Case No. 1:20-cv-07907 (the “Fenton Complaint”), and a putative class action lawsuit was filed in the United States District Court for the District of Delaware, captioned Rosenblatt v. Aimmune Therapeutics, Inc., et al., Case No. 1:20-cv-01289 (the “Rosenblatt Complaint”). On September 25, 2020, (a) a putative class action lawsuit was filed in the United States District Court for the Northern District of California, captioned Bushansky v. Aimmune Therapeutics, Inc., et al., Case No. 3:20-cv-06718 (the “Bushansky Complaint”), (b) a putative class action lawsuit was filed in the United States District Court for the Northern District of California San Francisco Division, captioned Germano v. Aimmune Therapeutics, Inc., et al., Case No. 3:20-cv-06733 (the “Germano Complaint”) and (c) a lawsuit was filed in the United States District Court for the Southern District of New York, captioned Tsenter v. Aimmune Therapeutics, Inc., et al., Case No. 1:20-cv-07989 (the “Tsenter Complaint”). On September 28, 2020, a lawsuit was filed in the United States District Court for the District of Delaware, captioned Wodarski v. Aimmune Therapeutics, Inc., et al., Case No. 1:20-cv-01299 (the “Wodarski Complaint” and together with the Shah Complaint, the Davis Complaint, the Fenton Complaint, the Rosenblatt Complaint, the Bushansky Complaint, the Germano Complaint and the Tsenter Complaint, the “Complaints”). The Complaints name Aimmune and the members of the Aimmune Board as defendants, and the Rosenblatt Complaint and the Wodarski Complaint also name Nestlé and Purchaser as defendants. Each Complaint alleges, among other things, that (i) Aimmune and the members of the Aimmune Board violated (A) Section 14(e) of the Exchange Act and (B) Section 14(d)(4) of the Exchange Act and Rule 14d-9 promulgated thereunder (except for the Bushansky Complaint and the Germano Complaint, which did not make any allegations contemplated by this clause (B), and the Wodarski Complaint, which did not make any allegations with respect to Section 14(d)(4) of the Exchange Act), and (ii) the members of the Aimmune Board (and, in the case of the Rosenblatt Complaint, Nestlé and Purchaser, each of which is alleged to be a control person for purposes of Section 20(a) of the Exchange Act) also violated Section 20(a) of the Exchange Act, in each case, by preparing and disseminating a Schedule 14D-9 that misstates or omits certain allegedly material information. Furthermore, the Wodarski Complaint also alleges that Nestlé and Purchaser made such violations with respect to Section 14(e) of the of the Exchange Act and Rule 14d-9 promulgated thereunder. In addition, the Shah Complaint also alleges that (1) the members of the Aimmune Board breached their fiduciary duties by entering into the transactions contemplated by the Merger Agreement through a flawed and unfair process and by failing to disclose all material information to Aimmune’s stockholders and (2) Aimmune aided and abetted such alleged breaches of fiduciary duty by the members of the Aimmune Board. Furthermore, the Germano Complaint alleges that the members of the Aimmune Board breached their fiduciary duty of candor/disclosure by approving or causing the dissemination of a Schedule 14D-9 that misstates or omits certain allegedly material information. Each Complaint seeks, among other things, (x) injunctive relief enjoining the consummation of the Offer and the Merger, (y) if the Offer and the Merger are consummated, rescission or rescissory damages and (z) an award of the plaintiff’s costs, including attorneys’ and experts’ fees. The defendants believe that all of the claims asserted in the Complaints are without merit.

Additionally, on September 28, 2020, purported stockholder Cecilia Pemberton sent the Company a books and records demand pursuant to 8 Del. C. § 220 in connection with such stockholder’s investigation of, among other things, the Preliminary Projections, possible conflicts of interest of and breaches of fiduciary duty by members of the Aimmune Board and the omission of certain potentially material information from the Schedule 14D-9.”

The information set forth in the Offer to Purchase under the subsection titled “The Tender Offer—Section 11. Conditions of the Offer” is hereby amended and supplemented by adding the following at the end of the third paragraph on page 63:

“Notwithstanding the foregoing, if an Offer Condition is triggered, the Nestlé Parties will notify Aimmune stockholders whether or not they have waived such condition. In addition, when an Offer Condition is triggered by events that occur during the offer period and before the expiration of the Offer, the Nestlé Parties will promptly inform holders how they intend to proceed, rather than waiting until the end of the offer period, unless the Offer Condition is one where satisfaction of the condition may be determined only upon expiration.”

Item 13.	Information Required by Schedule 13E-3.

The following sets forth information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.

Item 8.	Fairness of the Transaction.

Item 8 of the Schedule TO and the information set forth in the Offer to Purchase under “Special Factors—Section 4. Position of Nestlé and Purchaser Regarding Fairness of the Offer and the Merger” is hereby amended and supplemented by:

•	adding the following after the first bullet point on page 18:

•

“The Offer Price represents the highest per-share purchase price that Nestlé or any of its affiliates has ever paid for Shares in any of its previous purchases of shares of capital stock of Aimmune (including, with respect to the Series A Preferred Stock acquired in February 2020, the price per Share assuming the conversion of such preferred stock to Shares).

•	Except for select days in January 2020, the Offer Price exceeds the highest closing price for Shares during the two-year period immediately preceding the execution of the Merger Agreement.”

•	adding the following after the last bullet point on page 19:

•

“Following the successful completion of the Offer and the Merger, the Unaffiliated Stockholders will not face the uncertainties and risks associated with Aimmune’s efforts to successfully implement and execute its business strategy to achieve its future prospects, including uncertainties and risks caused by current industry, economic and market conditions and trends affecting Aimmune, including the COVID-19 pandemic.”

•	adding the following after the last sentence of the last full paragraph on page 20:

“In making their determination of fairness, the Nestlé Parties took into account the future prospects of Aimmune and they concluded that Aimmune’s achievement of such future prospects would involve material uncertainties and risks, particularly in light of the current industry, economic and market conditions and trends affecting Aimmune, including the COVID-19 pandemic. The Nestlé Parties also considered the recent decline of the market price of Shares, and the potential related effect of the COVID-19 pandemic on such price, in making their determination of fairness. The Nestlé Parties have observed that since the March 2020 decline in the Share price that coincided with, and was potentially related to, the increased awareness in the United States of the COVID-19 pandemic, the closing price of Shares did not equal or exceed the March 2020 level until the announcement of the execution of Merger Agreement and the Offer Price has exceeded the closing price of Shares since March 2020.”

•	adding the following bullets at the end of the carryover paragraph at the top of page 20:

•

“Unaffiliated Stockholders own approximately 80% of the outstanding shares of Aimmune and therefore the Nestlé Parties are not in a position to control the outcome of the Offer and therefore approval of a majority of the Unaffiliated Stockholders was not considered to be necessary for the fairness of the transaction.

•

A majority of directors who are not employees of Aimmune retained unaffiliated representatives to act solely on behalf of Unaffiliated Stockholders for purposes of negotiating the terms of the transaction and preparing reports concerning the fairness of the transaction.

•	The Merger Agreement was approved by a majority of the directors of Aimmune who are not employees of Aimmune.”

•	adding the following at the end of the third paragraph on page 20:

“The Nestlé Parties did not consider the fact that the Termination Amount of $85.0 million payable by Aimmune to the Nestlé Parties if the Merger Agreement is terminated under the circumstances described under “Special Factors—Summary of the Merger Agreement—Termination Fees” in considering the fairness of the transaction to Unaffiliated Stockholders because the circumstances under which the Termination Amount would be payable, and the Termination Amount, is comparable to termination fees in similar transactions not subject to Rule 13e-3 under the Exchange Act, and the Termination Amount is the sole and exclusive remedy of the Nestlé Parties in the event of any termination of the Merger Agreement. The Termination Amount represents approximately 3.25% of Aimmune’s total equity value implied by the Offer Price and Merger Consideration.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2020.

SPN MergerSub, Inc.

By:	/s/ James Pepin
Name:	James Pepin
Title:	President

Société des Produits Nestlé S.A.

By:	/s/ Claudio Kuoni
Name:	Claudio Kuoni
Title:	Authorized Representative